SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. Except for Professor Ming Huang, Mr. Louis T. Hsieh, Professor Dingbo Xu, Ms. Caroline Scheufele, Ms. Grace Kun Ding and Ms. Jennifer Ngar-Wing Yu, the business address of the directors and executive officers is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, P.R. China.

Name	Position with JD	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:				
Richard Qiangdong Liu	Chairman of the Board of Directors	*	P.R. China	**
Sandy Ran Xu	Director and Chief Executive Officer	*	P.R. China	—
Ming Huang[1]	Independent Director	Professor of finance at the Johnson Graduate School of Management at Cornell University	United States	—
Louis T. Hsieh[2]	Independent Director	Director of New Oriental Education & Technology Group Inc.	United States	—
Dingbo Xu[3]	Independent Director	Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School in Shanghai	P.R. China	—
Caroline Scheufele[4]	Independent Director	Co-president and Artistic Director of Chopard	Switzerland	—
Carol Yun Yau Li[5]	Independent Director	Managing Director of Yale Center Beijing	P.R. China	—
Grace Kun Ding[6]	Independent Director	Strategic consulting service provider for cooperative retail suppliers on the British Land platform and an independent investor	United Kingdom	—
Jennifer Ngar-Wing Yu[7]	Independent Director	Deputy Vice Chairwoman and Group President of CTF Education Group	P.R. China	—
Executive Officers:				
Ian Su Shan	Chief Financial Officer	*	P.R. China	—
Pang Zhang	Chief Human Resources Officer	*	P.R. China	—

* The principal occupation is the same as his/her position with JD.

** Less than 1% of the total outstanding shares of the Issuer.

(1) The business address of Professor Huang is 22 W 66th Street, New York, NY 10023, United States.

(2) The business address of Mr. Hsieh is The Harbourside, Tower 2, 37-B, I Austin Road West, Kowloon, Hong Kong.

(3) The business address of Professor Xu is China Europe International Business School Building 20, Zhongguancun Software Park, Haidian District, Beijing 100193, P.R. China.

(4) The business address of Ms. Scheufele is Chopard & Cie SA – 8 rue de Veyrot – 1217 Meyrin – Switzerland.

(5) The business address of Ms. Li is Tower B 36/F, 8 Jianguomenwai Avenue, Chaoyang District, Beijing, China

(6) The business address of Ms. Ding is 5 Interchange Park, Robinson Way, Portsmouth, England, PO3 5QD, United Kingdom.

(7) The business address of Ms. Yu is Room 2209A&B, Wu Chung House, 213 Queen's Road East, Wanchai, Hong Kong.

Directors and Executive Officers of JD Investment

The names of the directors and the names and titles of the executive officers of JD Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is Room 3614-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with JD Investment	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:				
Nani Wang	Director	Employee of JD	P.R. China	—
Executive Officers:				
N/A				

Directors and Executive Officers of JD Sunflower

The names of the directors and the names and titles of the executive officers of JD Sunflower and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Room 4318-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with JD Investment	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:				
Nani Wang	Director	Employee of JD	P.R. China	—
Executive Officers:				
N/A				

Directors and Executive Officers of Windcreek Limited

The names of the directors and the names and titles of the executive officers of Windcreek Limited and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Room 4318-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with Windcreek Limited	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:				

| Nani Wang | Director | Employee of JD | P.R. China | — |

Executive Officers:

N/A